Exhibit 95

Mine Safety Disclosure

The Company, as an independent contractor, was providing five personnel to the Montevallo Quarry & Mill (the “Mine”) as of June 23, 2020, when the Company received notice from the Mine Safety and Health Administration of certain violations of Section 104(a) of the Federal Mine Safety and Health Act of 1977 at the Mine. The total penalties assessed for these violations was $492.00. The Company is not responsible for, and is not aware of, the other matters called for in this item.